Mail Stop 4720

September 3, 2009

Lawrence D. Stern
Chairman and Chief Executive Officer
Talecris Biotherapeutics Holdings Corp.
P.O. Box 110526
4101 Research Commons
79 T.W. Alexander Drive
Research Triangle Park, North Carolina 27709

>   **Re: Talecris Biotherapeutics Holdings Corp.**
>   **Amendment No. 8 to Registration Statement on Form S-1**
>   **Filed August 19, 2009**
>   **File No. 333-144941**

Dear Mr. Stern:

We have reviewed your filing and response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1. We note that a substantial portion of the proceeds from your offering will be used to repay indebtedness to an affiliate of Morgan Stanley, which is also an underwriter. As such, it appears that you are subject to FINRA rules requiring the participation of a Qualified Independent Underwriter who would be involved in the underwriters' due diligence process. Please disclose, if applicable, that FINRA rules will require the participation of such person, the reasons therefore, who has been designated as such and what their role is in

the offering. Please also consider an offering-related risk factor explaining the potential risk to purchasers.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Share-Based Compensation, page 64

2. We acknowledge your response to prior comment five that you will respond when the IPO price range has been established. We will finalize our evaluation of the issues incorporated in this comment at that time.

Non-GAAP Measure, page 102

3. Based on your disclosure in footnote (m) you have made adjustments for merger related expenses to arrive at adjusted EBITDA for the six months ended June 30, 2009. Please expand your disclosure and explain to us why an adjustment was not made for the merger termination fee.

Compensation Discussion & Analysis

Elements of Compensation, page 160

4. We note the revisions to your registration statement in response to Comment 8 and your statement that the funding for your executive bonuses was based 20% on the achievement of U.S. Strategic Objectives and 34% on the achievement of plasma strategic objectives. Please revise your disclosure to include a discussion of how the compensation committee determined that that 85% of U.S. Strategic Targets were achieved and 114% of plasma strategic objectives were achieved. In particular, please include the following information in your discussion:

   For the U.S. Strategic Targets:
   - Identify all U.S. Strategic Targets;
   - Discuss the level of achievement with regard to each strategic target; and,
   - To the extent that the achievement of a strategic target is based on a quantifiable goal, please provide a quantified description of the goal.

   For the plasma strategic objectives:
   - Identify all plasma strategic objectives;
   - Discuss the level of achievement with regard to each strategic objective, and;
   - To the extent that the achievement of a plasma strategic objective is based on a quantifiable goal, please provide a quantified description of the goal.

An example of quantified description for your strategic target relating to "Finalizing U.S. Gamunex contracts" would identify the target number of contracts and the actual number of contract signed.

Notes to Consolidated Financial Statements

22. Earnings per Share, page F-83

5. We acknowledge the information provided in your response to prior comment 13. Please explain to us why options with an $88 strike price would be anti-dilutive in 2007, when compared to an average share price of $124.61. In 2008, these options appear not to be anti-dilutive in 2008, when compared to an average share price of $120.87.

Exhibits and Financial Statement Schedules

6. We note your response to Comment 14 and your statement that you have filed a redacted copy of your agreement with GMAC Global Relocation Services, LLC subject to a forthcoming request for confidential treatment. However, we note that this agreement was not included in your revised confidential treatment request on August 19, 2009. In addition, we note that the agreement filed as an exhibit does not appear to have marked redactions in the text and includes no notation that certain portions are subject to a confidential treatment request. Also, your exhibit index on page II-7 does not include a symbol noting "Portions of the exhibit have been omitted pursuant to a request for confidential treatment" as you have provided for other agreements subject to your confidential treatment request.

Please advise us as to whether you have redacted any portion of the exhibit or the schedules, appendices, or exhibits to the exhibit. If so, please revise the exhibit to properly mark the redacted portions and indicate in your exhibit list that confidential treatment has been requested for the exhibit. In addition, please revise your confidential treatment application to provide the original, unredacted copy of your agreement marked to indicate the portions of the agreement that are subject to your confidential treatment request including any redacted information from the schedules to the exhibit.

Please also note that confidential treatment is not available for information that has been publicly disclosed.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Frank Wyman at (202) 551-3660 or Donald Abbott at (202) 551-3608, if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Pitko at (202) 551-3203 with any other questions. In this regard do not hesitate to call me at (202) 551-3715.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Gerard S. Difiore
      Aron Izower
      Reed Smith LLP
      599 Lexington Avenue
      New York, New York 10022